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                             May 27, 2020

       Leslie Yu
       Chief Executive Officer
       QUHUO Ltd
       3rd Floor, Block D, Tonghui Building
       No. 1132 Huihe South Street, Chaoyang District
       Beijing, People's Republic of China

                                                        Re: QUHUO Ltd
                                                            Amendment No. 5 to
Draft Registration Statement on Form F-1
                                                            Submitted May 14,
2020
                                                            CIK No. 0001781193

       Dear Mr. Yu:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 5 to Registration Statement on Form F-1

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       COVID-19 Outbreak, page 75

   1. We note your response to comment 2 and we reissue in part. Please revise your disclosure to further describe any
known trends and uncertainties that have had, or that you
                                                        reasonably expect will
have, a material favorable or unfavorable impact on revenue or results of operations,
in light of the impact of COVID-19 on your business. For example, consider discussing, as
you do in Note 25 to your financial statements, that "[t]he
                                                        Company's first quarter
results of operations have been negatively impacted." Please refer to CF Disclosure
Guidance: Topic No. 9.
 Leslie Yu
QUHUO Ltd
May 27, 2020
Page 2
Consolidated Financial Statements for the Year Ended December 31, 2019
Note 5. Business Combination, page F-31

2. We note from your response to comment 5 that you corrected the number of options granted to non-employees to exclude 583,277 options granted to the former shareholders of Huadian Tianze and Jilin Taisen as part of the purchase consideration for the acquisition of those entities. Please revise your disclosure in either
Note 5 or Note 16 to
         disclose the number of options granted to replace those originally granted under the 2017
         Plan as part of the purchase consideration for these entities so that investors may derive the number of options outstanding at December 31, 2019 from the information in your financial statements.
Note 10. Intangible Assets, page F-34

3. Based on the intangible asset roll forward provided in your response to comment 4, it appears you disposed of intangible assets with a net book value of RMB 30,248 during
         Fiscal 2019. In addition, your Consolidated Statements of Cash Flows reflect proceeds from the disposal of intangible assets in the amount of RMB 21,167 during Fiscal 2019. It appears that the difference between the net book value of these intangible assets and the sales price is RMB 9,081. Please explain to us in reasonable detail how you determined the loss on disposal of intangible assets in the amount of RMB 3,840 as reflected in your
         Consolidated Statements of Comprehensive Loss for Fiscal 2019.
        You may contact Sondra Snyder, at 202-551-3332, or Jennifer Thompson, at 202-551-
3737, if you have questions regarding comments on the financial statements and related matters.
Please contact Jennifer Lopez, at 202-551-3792, or Lilyanna Peyser, at 202-551-3222, with any other questions.



FirstName LastNameLeslie Yu                                    Sincerely,
Comapany NameQUHUO Ltd
                                                               Division of
Corporation Finance
May 27, 2020 Page 2                                            Office of Trade
& Services
FirstName LastName